Exhibit 15.2

Principal Officers:

Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
	February 15, 2011	Keith M. Braaten, P. Eng.
Executive V.P.
Project 1100484
Officers / Vice Presidents:
Mr. Jim Sheasby
Harvest Operations Corp.		Terry L. Aarsby, P. Eng.
2100, 330 - 5th Avenue S.W.		Jodi L. Anhorn, P. Eng.
Calgary, Alberta T2P 0L4		Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Dear Sir:		Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.
Re:	Harvest Operations Corp.
Corporate Evaluation
Effective December 31, 2010

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of certain oil and gas properties of Harvest Operations Corp. (the “Company”). The effective date of this evaluation is December 31, 2010.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

GLJ Petroleum Consultants has prepared the reserves estimates for Harvest Operations Corp. provided in the report dated February 15, 2011 utilizing reserves definitions contained in National Instrument 51-101 (NI 51-101) and following standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) as required for securities reporting in Canada. Proved reserves definitions provided in NI 51-101 are similar to the U.S. SEC Reg. S-X (SEC) definitions, and guidance provided in COGEH is generally in keeping with SEC guidelines. Economic forecasts provided herein have been prepared using the SEC mandated average of previous 12 months first-day-of-the-month constant product pricing guidelines. For the subject evaluation, the application of the SEC definitions would cause no change to the proved reserves and economic forecasts prepared following COGEH using the SEC constant product prices. Accordingly the constant pricing proved reserves estimates and economic forecasts are considered appropriate for U.S. reporting purposes.

It was GLJ’s primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

Myron J. Hladyshevsky, P. Eng.
Vice-President

MJH/jem
Attachments

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com

EVALUATION PROCEDURE
TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

OTHER INCOME

ECONOMIC PARAMETERS

OIL EQUIVALENT OR GAS EQUIVALENT

CONSTANT PRICE ANALYSIS

LIST OF ABBREVIATIONS

List of Tables
Table EP-1	Summary of Company Annual Other Income

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company’s oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ’s attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ’s reports, “Company Interest” reserves and values refer to the sum of royalty interest* and working interest reserves before deduction of royalty burdens payable. “Working Interest” reserves equate to those reserves that are referred to as “Company Gross” reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In the Securities Reporting section, working interest (or Company Gross) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

*Royalty interest reserves include royalty volumes derived only from other working interest owners.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2010, to July 31, 2010. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

  proximity to existing facilities

  plans of the operator

  economics

OTHER INCOME

The following streams are included as “Other Income” in the Company’s corporate total economic forecasts:

  Processing Income – The Company receives revenue from processing partner and third-party oil, gas and/or water volumes in certain properties as summarized (for the total proved plus probable reserves category) in Table EP-1.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)	The effective date is December 31, 2010.

b)	Operating and capital costs were estimated in 2011 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c)	Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2010, on a mid-calendar-year basis.

d)	Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements.

e)	Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f)	Drilling credits ($200/metres drilled) under the Alberta drilling credit incentive program, announced on March 3, 2009 expiring March 31, 2011, are included in the corporate total economic forecasts as a credit against capital expenditures. The following summarizes the net drilling credits included in this evaluation ($000’s): 2011 - 0.

g)	Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

h)	Mineral taxes on freehold interests were included.

i)	Field level overhead charges have been included; recovery of overhead expenses has not been included.

j)	The Company’s office G&A costs have not been included.

k)	Well abandonment costs for all wells with reserves have been included at the property level. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

l)	The Saskatchewan Resource Surcharge was included.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (BOE); or to sales gas equivalent (SGE) using factors of 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur. Users of oil equivalent values are cautioned that while BOE based metrics are useful for comparative purposes, they may be misleading when used in isolation.

CONSTANT PRICE ANALYSIS

In the constant price analysis, individual property economic forecasts were rerun using zero inflation and with a fixed price that reflects the average of the first-day-of-month reference prices for the 12 months prior to the effective date of this report. Additional clarification and results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

AOF	absolute open flow
BBL	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MCFE	thousand cubic feet of gas equivalent
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge

PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
SCF	standard cubic feet
SGE	Sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 MCFe; 0 for sulphur
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate